UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) And Filing Person (Offeror))

Options to Purchase Common Stock, no par value per share

(Title of Class of Securities)

948626 10 6

(CUSIP Number of Common Stock)

Michael F. Colosi, Esq.

General Counsel and Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010

(212) 589-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On April 21, 2015, Weight Watchers International, Inc. (the “Company”) filed its Notice of 2015 Annual Meeting of Shareholders and Proxy Statement for the 2015 Annual Meeting of Shareholders to be held on May 7, 2015 (the “proxy materials”). The proxy materials contain a proposal submitted to the Company’s shareholders to approve an amendment to the Company’s 2014 Stock Incentive Plan to permit a one-time option exchange program as described therein (the “option exchange”). The proxy materials do not constitute an offer to holders of eligible options to exchange such options. The proxy materials are filed as Exhibit 99.1 hereto.

The option exchange has not yet commenced. At the time the option exchange begins, if at all, the Company will provide option holders who are eligible to participate in the option exchange with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the option exchange should read these written materials carefully when they become available because they will contain important information about the program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the option exchange. The Company’s shareholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, the Company’s shareholders and eligible option holders may obtain free copies of the tender offer documents, when available, by contacting the Company’s Corporate Secretary at Weight Watchers International, Inc., 675 Avenue of the Americas, 6th Floor, New York, New York 10010, (212) 589-2700 or at the Company’s website: www.weightwatchersinternational.com.

Item 12	Exhibits

Exhibit No.	Document Description

99.1	Notice of 2015 Annual Meeting of Shareholders and Proxy Statement for the 2015 Annual Meeting of Shareholders (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2015)

INDEX OF EXHIBITS

Exhibit No.	Document Description

99.1	Notice of 2015 Annual Meeting of Shareholders and Proxy Statement for the 2015 Annual Meeting of Shareholders (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2015)